Exhibit 99.2

Media Release 15 August 2014

James Hardie announces results for

Fiscal 2015 First Quarter

James Hardie today announced results for the quarter ended 30 June 2014, which included the following highlights:

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CEO Commentary

[Insert CEO Commentary]

Outlook

[Insert Outlook Discussion]

Full Year Earnings Guidance

[Insert Earnings Guidance]

Media Release: James Hardie – 1st Quarter Fiscal 2015	2

Further Information

Readers are referred to the company’s Consolidated Financial Statements and Management’s Analysis of Results for the period ended 30 June 2014 for additional information regarding the company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Forward-Looking Statements

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this press release.

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Media/Analyst Enquiries:

Sean O’ Sullivan Telephone: +61 2 8845 3352

Vice President Investor and Media Relations Email: media@jameshardie.com.au

Media Release: James Hardie – 1st Quarter Fiscal 2015	3